The Pad Vegas, Inc.
(the "Company")
a Nevada Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

RNB Capital LLC
2010 State Road 19, #1008
Tavares, FL 32778
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

RNB CAPITAL
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: The Pad Vegas, Inc. Management

We have reviewed the accompanying financial statements of The Pad Vegas, Inc. (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital LLC

Tavares, FL

September 30, 2026

THE PAD VEGAS, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	65,342	85,101
Other current asset		31,167	100,000
Total Current Assets		96,509	185,101
Non-Current Assets:			
Fixed assets	$	19,997	6,265
Total Non-Current Assets		19,997	6,265
TOTAL ASSETS	$	116,507	191,366
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts payable	$	-	643
Due to Related Party		93,877	483,888
Other current liability		-	465
Total Current Liabilities	$	93,877	484,996
Non-Current Liabilities:			
Loans payable	$	15,000	15,000
Total Non-Current Liabilities	$	15,000	15,000
TOTAL LIABILITIES		108,877	499,996
EQUITY			
Common Stock	$	1	10
Additional paid in capital		937,616	99,990
Accumulated deficit		(929,987)	(408,630)
TOTAL EQUITY	$	7,630	(308,630)
TOTAL LIABILITIES AND EQUITY	$	116,507	191,366

See Accompanying Notes to these Unaudited Financial Statements

THE PAD VEGAS, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Revenue	$	12,331	862,103
Cost of sales		(1,682)	(117,857)
Gross Profit	$	10,649	744,246
Operating Expenses			
General and administrative	$	64,024	811,005
Advertising and marketing		130	12,064
Total Operating Expenses		**64,153**	**823,069**
Total Loss from Operations	$	**(53,504)**	**(78,822)**
Other Income (Expense)			
Interest income		792	-
Interest expense		(14,512)	(888)
Loss on Lease Termination		(454,133)	-
Total Other Income (Expense)		**(467,853)**	**(888)**
Net Loss	**$**	**(521,357)**	**(79,710)**

See Accompanying Notes to these Unaudited Financial Statements

THE PAD VEGAS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	APIC		
Beginning balance at 1/1/24	1,000	10	99,990	(328,920)	(228,920)
Net loss	-	-	-	(79,710)	(79,710)
Ending balance at 12/31/24	1,000	10	99,990	(408,630)	(308,630)
Common stock adjustment	(900)	(9)	9		-
Issuance of Common Stock	7	-	350,000	-	350,000
Parent Debt Forgiveness Contribution	-	-	487,617	-	487,617
Net loss	-	-	-	(521,357)	(521,357)
Ending balance at 12/31/25	107	1	937,616	(929,987)	7,630

See Accompanying Notes to these Unaudited Financial Statements

THE PAD VEGAS, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net loss	$	(521,357)	(79,710)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Other current asset		68,833	-
Accounts payable		(643)	(1,893)
Due to Related Party		97,606	129,238
Other current liability		(465)	(112)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		165,330	127,232
Net Cash (used in) provided by Operating Activities	$	(356,027)	47,522
INVESTING ACTIVITIES			
Fixed assets	$	(13,732)	(6,265)
Net Cash used in Investing Activities	$	(13,732)	(6,265)
FINANCING ACTIVITIES			
Proceeds from issuance of common stock		350,000	-
Net Cash provided by Financing Activities	$	350,000	-
Cash at the beginning of period		85,101	43,844
Net Cash (decrease) increase for period	$	(19,759)	41,257
Cash at end of period	$	65,342	85,101

Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest		14,512	888
Income taxes		-	-

Supplemental Disclosures of NonCash Investing and Financing Activities

During the fiscal year ended December 31, 2025, following the permanent closure of the Henderson gym location and as part of corporate restructuring, majority parent company, The Pad Climbing, Inc. formally discharged and forgiven $487,617 of accumulated intercompany working capital liabilities and shared-service advances owed by the Company.

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

The Pad Vegas, Inc. (the "Company") is a Nevada corporation originally incorporated on September 26, 2019, under the legal name The Pad Origin. The Company is a majority-owned subsidiary of The Pad Climbing, Inc. (the "Parent Company"), a California corporation that holds majority voting control (94%) of the Company's common stock.

The Company originally operated a 7,500+ square foot rock climbing, fitness, and youth programming facility located at 7585 Commercial Way, Suite J, Henderson, Nevada 89011, doing business as The Pad Henderson. Following the permanent shutdown and lease surrender of the Henderson facility, the corporate entity was retained and officially renamed The Pad Vegas, Inc. to serve as the operating entity for a new, expanded climbing and fitness center in Las Vegas, Nevada. The Company's target customer base includes residents across the Las Vegas Valley as well as visitors to the Las Vegas area.

The Company will conduct a crowdfunding under Regulation CF in 2026 to raise operating capital.

<u>Risks & Uncertainties:</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company is subject to all the risks inherent in establishing a new business enterprise and transitioning operations to a new commercial facility. Following the permanent shutdown of the Company's legacy operating facility in Henderson, Nevada, standalone operational revenues declined from $862,103 in fiscal year 2024 to $12,331 in fiscal year 2025.

As of December 31, 2025, the Company is in the development and construction stage for its new 17,078 rentable square foot facility located at 9400 W. Sahara Avenue, Las Vegas, Nevada.

The Company's ultimate success and financial viability depend upon several critical factors, including:

- Timely completion of facility construction, climbing wall installation, and tenant improvements within budgeted parameters
- Obtaining all required municipal licenses, operating permits, and safety certifications from the City of Las Vegas and Clark County
- Successful marketing, pre-sales, and post-opening conversion of climbing gym memberships, day-pass traffic, and youth team enrollments in the Las Vegas market
- Managing potential cost overruns, supply chain delays, or construction disputes during the 9-month rent-free fixturization period.

Management anticipates commencing full commercial operations upon completion of buildout; however, there can be no assurance that construction will be completed on schedule or that post-opening revenues will achieve projected cash flow break-even levels

<u>Substantial Doubt about the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months.

Conditions and events creating substantial doubt about the Company's ability to continue as a going concern include the following:

- The Company has not yet commenced principal commercial operations at its new 17,078 rentable square foot facility at 9400 W. Sahara Avenue, Las Vegas, Nevada, following the permanent closure and lease surrender of its legacy operating facility in Henderson, Nevada.
- The Company has realized net operating losses since inception (including a net loss of $79,710 in fiscal year 2024 and $521,357 in fiscal year 2025) and will likely continue to realize operating losses prior to completing facility build out and generating positive working capital for an unknown period of time.
- As of December 31, 2025, the Company's pre-opening operational revenues were nominal ($12,331 in FY2025), and ongoing working capital needs remain dependent upon external financing and parent company support.

The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $65,342 and $85,101 in cash and cash equivalents as of December 31, 2025 and December 31, 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**2025**	**2024**
Building in Progress	-	19,997	6,265
Less Accumulated Depreciation		-	-
Totals		**19,997**	**6,265**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Prior to the temporary closure and location transition from Henderson to Las Vegas, Nevada, and upon commencement of full commercial operations at 9400 W. Sahara Avenue, the Company generates revenue through the following primary revenue streams:

Climbing Gym Memberships

Gym membership fees consist of monthly recurring autodraw dues or prepaid non-autodraw packages granting members unlimited access to climbing, fitness, and social facilities. The performance obligation is satisfied continuously over time throughout the monthly membership period. Monthly dues are billed in advance and

recognized as revenue ratably over the applicable month. Prepaid annual memberships are recorded as deferred contract liabilities and recognized monthly on a straight-line basis over the 12-month contract term.

Programs Income

Consists of group events, youth camps, climbing coaching, and instruction services. Performance obligations are satisfied over time as individual sessions, classes, or event services are rendered. Payments are generally collected upfront at the time of service with instant activation/enrollment.

Retail Sales

Retail sales include climbing shoes, chalk, apparel, food, beverages, and gear sold at the facility store. Revenue is recognized at a point in time upon sale when physical control of the goods transfers to the customer. Payments are collected at the time of purchase.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees, utilities, facility related expenses, insurance, subscription fees, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2025 and December 31, 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

	2025	**2024**
Net Operating Loss Carryforwards	123,795	116,599
Gross Deferred Tax Asset	**123,795**	**116,599**
Less: Valuation Allowance	(123,795)	(116,599)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2025, and 2024, the Company had federal net operating loss carryforwards of approximately $589,499 and $555,234, respectively. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2025 and 2024, the Company paid no income taxes to federal or state jurisdictions.

Component	2025	2024
Current tax expense	-	-
Deferred tax expense (benefit)	(7,196)	(16,952)
Valuation Allowance	7,196	16,952
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

	2025	2024
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2025		2024	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(109,485)	21.00%	(16,739)	21.00%
Parent debt forgiveness recognized for tax, not in book income	102,400	-19.64%	-	-
Change in Valuation Allowance	7,196	-1.38%	16,952	-21.27%
Other	(111)	0.02%	(213)	0.27%
Total Income Tax Expense (benefit)	-	-	-	-

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2025 and December 31, 2024. Income tax returns filed for years ending 2024 and 2025 remain open to examination by federal and state tax authorities.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Centralized Treasury & Intercompany Operating Balances

The Company participates in centralized treasury management and shared service arrangements with the Parent Company. Operational expenses, payroll allocations, software subscriptions, insurance premiums, and working capital advances funded by the Parent Company on behalf of the Company are tracked through an intercompany liability account. Pursuant to the intercompany management arrangement, intercompany balances are to be invoiced monthly by the 15th of each month and are due upon receipt. The balance bears no stated interest rate and carries no fixed formal maturity date. As of December 31, 2025 and 2024, the amount due to related parties related to this arrangement amounted to $0 and $483,888, respectively.

Intercompany Expense Allocations

During the years ended December 31, 2025, and 2024, the Parent Company charged the Company for centralized support services, executive management oversight, and allocated site payroll. The total charged amount during 2025 and 2024 were $270 and $174,913, respectively.

2025 Intercompany Debt Forgiveness

During the fiscal year ended December 31, 2025, following the permanent closure of the Company's Henderson gym location and in preparation for a new facility buildout at 9400 W. Sahara Avenue, Las Vegas, Nevada, the Parent Company executed a debt restructuring. During 2025, the Parent Company formally forgave $487,617 of accumulated intercompany debt owed by the Company. The Company accounted for the debt forgiveness as a capital contribution from the Parent Company, which was recorded as an increase to Additional Paid-In Capital.

Intercompany Lease Buyout Loan & Subsequent Payoff

During fiscal year 2025, the Parent Company, The Pad Climbing, Inc., secured external bank financing in the form of a $250,000 note payable with Premier Valley / UMB Bank and advanced funds on behalf of the Company to settle lease exit costs and landlord claims associated with the surrender of the Henderson facility.

The Company has no direct legal obligation or liability to Premier Valley / UMB Bank. Instead, the financing arrangement was recorded on the Company's standalone balance sheet as an intercompany obligation to the Parent Company, classified as a Lease Buyout Loan, totaling $240,024.

During fiscal year 2025, the Company made early repayment of $146,148 to the Parent Company, resulting in a net outstanding intercompany balance of $93,877 as of December 31, 2025.

Subsequent to year-end, the Company remitted additional funds to the Parent Company through April 30, 2026, fully satisfying the remaining intercompany balance.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The company has the following long-term commitments:

Lease Termination and Exit Costs (Henderson Facility)

During 2024 and 2025, the Company permanently surrendered the premises at its former indoor climbing facility located at 7585 Commercial Way, Suite J, Henderson, Nevada. In connection with the lease exit, the Company recognized Lease Exit Costs / Loss on Lease Termination of $454,133 in its statement of operations for the year ended December 31, 2025.

These costs encompass expenses incurred to dismantle and remove climbing walls, equipment, and facility fixtures, as well as the final settlement of landlord restoration and space buildback requirements. As of December 31, 2025, all lease exit obligations for the Henderson site have been fully settled, and the Company has no remaining lease liabilities or rent commitments related to the former premises.

Operating Lease Commitments

The Company leases 17,078 rentable square feet at Village Square in Las Vegas, Nevada, under an operating lease executed on June 17, 2025, as modified by the First Amendment to Shopping Center Lease. Pursuant to the First Amendment, the Rent Commencement Date is fixed as November 1, 2026. The primary lease term spans 129 months from November 1, 2026, through July 31, 2037, with initial monthly base rent of $23,482.25 ($16.50/RSF/yr) escalating to $28,413.52/month over the term, representing a total minimum base rent commitment of $2,814,743. The lease includes four 5-year extension options and is secured by a parent corporate guarantee from The Pad Climbing, Inc., and a 5-year tapering personal guarantee from an executive officer. Because physical possession of the premises was not delivered during 2025, the Right-of-Use asset and Lease Liability will be recorded on the balance sheet upon lease commencement in 2026 pursuant to ASC 842.

NOTE 5 – LIABILITIES AND DEBT

SBA Loan

The Company entered into an Economic Injury Disaster Loan (EIDL) agreement with the U.S. Small Business Administration (SBA) for the purpose of funding working capital operations. The note bears interest at a fixed rate of 3.75% per annum. Monthly principal and interest payments of $74 are payable over a 30-year term, with final maturity on May 13, 2050. As of December 31, 2025 and 2024, the outstanding principal balance of the loan was $15,000.

Debt Principal Maturities 5 Years Subsequent to 2025	
Year	Amount
2026	331
2027	344
2028	357
2029	371
2030	385
Thereafter	13,213

NOTE 6 – EQUITY

Pursuant to its Articles of Incorporation filed with the Nevada Secretary of State on September 26, 2019 (originally filed as The Pad Origin), The Pad Vegas, Inc. is authorized to issue 1,000 shares of Class A Common Stock with a par value of $0.01 per share.

Voting: Common stockholders are entitled to one vote per share.
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Historical Founder Equity (2024)

As of December 31, 2024, the Company had $100,000.00 in paid-in Common Stock, 100% owned by majority parent company, The Pad Climbing, Inc. (1,000 initial founder shares issued).

2025 Private Seed Placement

During the fiscal year ended December 31, 2025, to fund site selection, architectural engineering, climbing wall procurement, and working capital for its new 17,078 RSF facility at 9400 W. Sahara Avenue, Las Vegas, Nevada, the Company executed private seed capital subscription agreements. The Company raised an additional $350,000 in Class A Common Stock across four private accredited investors at a subscription price of $50,000.00 per share.

To align the parent company's initial $100,000 founder capital block with the $50,000 per share valuation of the 2025 seed round, the parent's starting equity was re-denominated from 1,000 shares down to 100 base units at the beginning of 2025. Adding the 7 newly issued seed shares to the parent's 100 base units brings the total issued and outstanding shares as of December 31, 2025 to 107 shares.

Capital Contribution (Intercompany Debt Forgiveness)

In 2025, parent entity The Pad Climbing, Inc. formally discharged $487,617 of accumulated intercompany liabilities owed by the Company. The extinguishment was recorded as a direct capital contribution from the Parent Company, increasing Additional Paid-In Capital by $487,617 without issuing additional equity or changing existing share counts.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 30, 2026, the date these financial statements were available to be issued.

Subsequent Equity Capital Contributions:

Subsequent to year-end, on February 4, 2026, the Company executed a Subsequent Subscription Agreement with majority parent company, The Pad Climbing, Inc., under which the Parent Company contributed $1,500,000 in cash equity in exchange for 30 newly issued shares of Class A Common Stock at $50,000 per share.